Simpson Thacher & Bartlett LLP
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TELEPHONE: +1-212-455-2000 FACSIMILE: +1-212-455-2502

August 7, 2025
VIA EDGAR

Re:	Blue Owl Digital Infrastructure Trust
Registration Statement on Form 10-12G Filed July 18, 2025
File No. 000-56758
Ms. Pam Howell and Ms. Isabel Rivera
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Dear Ladies and Gentlemen:
On behalf of Blue Owl Digital Infrastructure Trust (the “Company”), we hereby transmit via EDGAR to the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the above-referenced registration statement on Form 10-12G (the “Registration Statement”). The Company has prepared Amendment No. 2 to respond to the Staff’s comments in its letter dated July 30, 2025, relating to the Registration Statement (the “Comment Letter”) and to otherwise update its disclosure.
In addition, we are providing the following responses to the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Amendment No. 2. Unless otherwise defined below, terms defined in Amendment No. 2 and used below shall have the meanings given to them in Amendment No. 2. The responses and information described below are based upon information provided to us by the Company.

Simpson Thacher & Bartlett LLP
Securities and Exchange Commission	-2-	August 7, 2025
Amended Registration Statement on Form 10-12G filed July 18, 2025
General
1.We note that you propose to hold some assets through joint ventures in order to facilitate co-investment with third parties. Please address whether you expect any such joint ventures to meet the definition of “investment company” under Section 3(a) of the Investment Company Act of 1940 (the “1940 Act”) and, if so, whether you expect such joint ventures to rely on any exemptions or exclusions therefrom. To the extent that a joint venture is an investment company for purposes of Section 3(a) of the 1940 Act and cannot rely on any exclusion or exemption, please address the impact on the investment company status of the Operating Partnership and the Company as a whole.
As stated in the Registration Statement, the Company intends to engage primarily in the business of investing in real estate, and the Company believes that neither the Company nor any of its wholly-owned and majority-owned subsidiaries will be considered an investment company under Section 3(a)(1)(A) of the 1940 Act because they will be will be primarily engaged in non-investment company businesses related to real estate. In addition, the Company intends to conduct its operations so that the Company and most, if not all, of the Company’s wholly- and majority-owned subsidiaries—including any majority-owned joint ventures—will comply with the 40% test set out in Section 3(a)(1)(C) of the 1940 Act.
As noted by the Staff, the Company intends to enter into joint ventures with third parties to acquire properties. The Company generally expects that such joint ventures will not meet the definition of an investment company under Section 3(a) of the 1940 Act or, alternatively, the joint venture would be able to rely on Section 3(c)(5)(C) of the 1940 Act, which is an exclusion from the definition of investment company generally available for issuers “primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” The Staff has taken the position that this exclusion, in addition to prohibiting the issuance of certain types of securities, generally requires that at least 55% of an entity’s assets must be comprised of mortgages and other liens on and interests in real estate, also known as “qualifying assets,” and at least another 25% of the entity’s assets must be comprised of additional qualifying assets or a broader category of “real estate-related assets” under the 1940 Act (and no more than 20% of the entity’s assets may be comprised of miscellaneous assets). The Company expects that to the extent any of its subsidiaries or joint ventures rely on Section 3(c)(5)(C), such entity will invest at least 55% of its assets in qualifying assets, with substantially all of its remaining assets in other types of real estate-related assets. If any subsidiary or joint venture relies on Section 3(c)(5)(C), the Company expects to rely on no-action positions taken by the Staff and interpretive guidance provided by the SEC and the Staff to determine which assets are qualifying assets, real estate-related assets or non-qualifying assets, depending on the factual circumstances.
If a subsidiary or joint venture of the Company is deemed an investment company and is unable to rely on the real estate exclusion set out in Section 3(c)(5)(C), such subsidiary or joint venture would seek to rely on Section 3(c)(7), and the Company would classify its interest in such subsidiary or joint venture as an “investment security” for purposes of

Simpson Thacher & Bartlett LLP
Securities and Exchange Commission	-3-	August 7, 2025
the Company’s/Operating Partnership’s 40% test. The Company intends to hold substantially all of its assets through the Operating Partnership, and the Operating Partnership will be a majority-owned subsidiary of the Company. Therefore, the 40% test of the Company will generally overlap with the 40% test of the Operating Partnership.
Although the Company intends to continuously monitor its holdings on an ongoing basis to determine compliance with the 40% test, if the Company does not comply with the 40% test or any other applicable exemption or exclusion and is required to register as an investment company under the 1940 Act, it would become subject to substantial regulation with respect to its capital structure (including its ability to use borrowings), management, operations, transactions with affiliated persons (as defined in the 1940 Act) and portfolio composition, including disclosure requirements and restrictions with respect to diversification and industry concentration and other matters. Compliance with the 1940 Act would, accordingly, limit the Company’s ability to make certain investments and require it to significantly restructure its business plan.
2.You state that your business will be focused primarily on “digital infrastructure assets” which you define as “. . . including data center assets, fiber, cell towers and other technology- and connectivity-related real assets, and to a lesser extent, portfolio companies that perform services relating to, or that otherwise engage in, businesses relating to digital infrastructure assets.” We further note that you intend to rely on Section 3(c)(5)(C) of the 1940 Act in the event that you are or become an investment company for purposes of Section 3(a). Please describe in further detail the categories of digital infrastructure assets that you expect to hold and, with respect to assets that are not direct interests in real estate, please discuss your proposed treatment of such assets for purposes of Section 3(c)(5)(C).
The Company intends to engage primarily in the business of investing in real estate and intends to conduct its operations so that neither the Company nor any of its subsidiaries is required to register as an investment company under the 1940 Act. For purposes of the 40% test, the Company generally considers its investments in technology and connectivity-related real property, including data centers, fiber, towers and other connectivity-related infrastructure as non-security assets. However, in the event the Company is or becomes an investment company under Section 3(a) of the 1940 Act, such investments will generally be considered “interests in real estate” for purposes of Section 3(c)(5)(C).
Data centers, towers, data center development projects and raw land each align with the traditional concept of real estate and real property. Digital infrastructure assets are typically physical assets that include land, the infrastructure and buildings on the land and any building and site improvements related to the operation of such assets. Additionally, fiber assets typically comprise a fixed, immovable network that is built on or affixed to the land and is integral to the operation of a digital infrastructure-related real estate property. Therefore, these assets will generally be classified as interests in real estate. However, the Company will evaluate the factual circumstances for each asset and may classify certain fiber assets as real estate-related assets. For the foregoing reasons, the Company generally intends to treat its interests in technology and connectivity-related

Simpson Thacher & Bartlett LLP
Securities and Exchange Commission	-4-	August 7, 2025
real assets, including data centers, fiber, towers and other connectivity-related infrastructure, as non-security interests in real estate.
As noted above, the Company respectfully notes that while certain of the Company wholly-owned and majority-owned subsidiaries may rely on Section 3(c)(5)(C), the Operating Partnership and the Company will be primarily engaged in non-investment company businesses related to real estate and will operate so that they pass the 40% test.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Shareholder Matters Relationship between NAV and our Transaction Price and Repurchase Price, page 151
3.We note the revisions made in response to prior comment 6. Please reconcile the revised disclosure, which states that you will provide notice of the transaction price when available on your website and directly to the financial intermediaries that participate in your private offering with the response to prior comment 3 footnote 2, which reflects that the company intends to file a Form 8-K to reflect such information.
The Company has revised its disclosure on pages 117 and 153 of Amendment No. 2 to clarify that it intends to disclose the applicable repurchase price to shareholders in a current report on Form 8-K.
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Simpson Thacher & Bartlett LLP
Securities and Exchange Commission	-5-	August 7, 2025
Please do not hesitate to call me at (212) 455-2516, James Hahn at (202) 636-5500 or Evan Hudson at (212) 455-7016 with any questions or further comments regarding the Registration Statement or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Benjamin Wells

cc:	U.S. Securities and Exchange Commission

Howard Effron Jennifer Monick

Blue Owl Digital Infrastructure Trust
Kevin Halleran